VIA EDGAR AND BY HAND

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549                                            August 4, 2008

Attention:        Mr. Russell Mancuso

                  Re:      Metalink Ltd.
                           Registration Statement on Form F-3
                           Filed July 3, 2008
                           File No. 333-152119
                           Form 20-F for the fiscal year ended December 31, 2007
                           Filed June 30, 2008
                           FILE NO. 0-30394

Dear Mr. Mancuso:

     We are writing in response to the comments of the Staff of the Division of
Corporation Finance of the Securities and Exchange Commission (the "Commission")
that were contained in your letter dated July 24, 2008 (the "Comment Letter")
regarding the Registration Statement on Form F-3 of Metalink Ltd. (the "Company"
or "we"), filed on July 3, 2008 (the "Initial Registration Statement") and the
Annual Report on Form 20-F of the Company filed on June 30, 2008 (the "Form
20-F").

     We are filing with the Commission via EDGAR concurrently herewith Amendment
No. 1 to the Initial Registration Statement ("Amendment No. 1"). For the Staff's
convenience, we are also forwarding via overnight mail a courtesy copy of
Amendment No. 1 to the Commission, which is marked to show changes from the
Initial Registration Statement. These changes reflect responses to certain of the Staff's comments.

     Set forth below are the headings and text of the comments raised in the
Comment Letter, followed by the Company's responses thereto. We have also included the requested Company statement below.

Mr. Russell Mancuso
August 4, 2008

REGISTRATION STATEMENT ON FORM F-3

FEE TABLE

1.   WE NOTE IN FOOTNOTES 5 AND 7 THE SECURITIES TO BE ISSUED BY ENTITIES OTHER
     THAN THE REGISTRANT. PLEASE ENSURE THAT EACH ISSUER PROPERLY REGISTERS ITS
     SECURITIES USING A FORM FOR WHICH IT IS ELIGIBLE, AND THAT EACH SECURITY IS
     IDENTIFIED IN THE FEE TABLE.

     RESPONSE

     In response to the Staff's comment, we have deleted the references to securities of third parties in footnotes 5 and 7. See the revised disclosure in Amendment No. 1.

DESCRIPTION OF DEBT SECURITIES, PAGE 25

2.   IN THE LAST PARAGRAPH OF THIS SECTION, YOU INDICATE THAT YOU INTEND TO FILE
     THE FORM OF INDENTURE ON A FORM 6-K OR A POST-EFFECTIVE AMENDMENT TO THE
     REGISTRATION STATEMENT. THE TRUST INDENTURE ACT OF 1939 DOES NOT PERMIT THE
     QUALIFICATION OF AN INDENTURE AFTER THE EFFECTIVENESS OF THE REGISTRATION
     STATEMENT. PLEASE TELL US HOW YOUR INTENTIONS ARE CONSISTENT WITH THE TRUST
     INDENTURE ACT.

     RESPONSE

     The Company acknowledges that The Trust Indenture Act of 1939 does not, generally, permit the qualification of an indenture after the effectiveness of the registration statement and, in light of the Staff's comment, we have deleted the references to indenture in the section entitled "Description of
     Debt Securities." See the revised disclosure in Amendment No. 1. However, the Company believes that where the debt securities to be issued are exempt from the requirements of the Trust Indenture Act, it is not necessary to qualify the indenture thereunder. For example, Section 304(a)(9) of the
     Trust Indenture Act provides that any security which has been or is to be issued under an indenture which limits the aggregate principal amount of securities at any time outstanding thereunder to $10,000,000, or such lesser amount as the Commission may establish by its rules and regulations, is generally exempt from the requirements of the Trust Indenture Act. The
     Company believes that, in such events, the indenture may be filed as part of the prospectus supplement.

SELLING SHAREHOLDERS, PAGE 29

3.   WE NOTE YOUR INTENTION TO IDENTIFY SELLING SHAREHOLDERS IN A PROSPECTUS
     SUPPLEMENT. PLEASE TELL US HOW YOU ARE ELIGIBLE TO OMIT THIS INFORMATION IN
     THE CURRENT FILING GIVEN THE REQUIREMENT IN RULE 430B(B) TO SATISFY GENERAL
     INSTRUCTION I.B.I. OF FORM F-3.

                                       2

Mr. Russell Mancuso
August 4, 2008

     RESPONSE

     In light of the Staff's comment, we have deleted the references to selling shareholders. See the revised disclosure in Amendment No. 1.

SIGNATURES

4.   PLEASE INDICATE BELOW THE SECOND PARAGRAPH ON THE SIGNATURES PAGE WHO IS
     SIGNING IN THE CAPACITY OF THE CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER.

     RESPONSE

     We direct the Staff to the revised signature page in Amendment No. 1.

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-9

NOTE 3. INVESTMENTS IN MARKETABLE SECURITIES AND DEPOSITS, PAGE F-16

5.   WE SEE THAT YOU HAVE SIGNIFICANT INVESTMENTS IN AVAILABLE-FOR-SALE
     SECURITIES. ACCORDINGLY, ALL DISCLOSURES REQUIRED BY SFAS 115 AND EITF
     03-01 SHOULD BE INCLUDED. PLEASE TELL US AND REVISE FUTURE FILINGS TO
     INCLUDE THE GROSS REALIZED GAINS AND LOSSES THAT HAVE BEEN INCLUDED IN
     EARNINGS FOR EACH PERIOD PRESENTED, THE FINANCIAL STATEMENT LINE ITEM IN
     WHICH THOSE GAINS AND LOSSES ARE INCLUDED AND THE AMOUNT OF UNREALIZED
     HOLDING GAINS AND LOSSES BY INVESTMENT TYPE.

     RESPONSE

     The Company notes the Staff's comment and advises the Staff that it had investments in available-for-sale securities, as defined under SFAS No.
     115, in 2007 and in 2006 but believed that amounts associated with its investments (mainly in corporate bonds and certificate of deposits) and gains or losses (unrealized) were immaterial.

     The Company classified its investments as Available for Sale ("AFS")
     securities despite its intended policy to hold its investments to maturity.
     The classification as AFS was because the Company was unable to meet the
     "ability" test under SFAS No. 115, i.e., the ability to hold such securities to maturity.

     In 2007 and in 2006, the Company held such securities to maturity and, as such, there were no realized gains or losses reported in those years. In future filings, the Company will include a statement to that effect.

     Total unrealized gains on available-for-sale securities in 2007 were $5,000
     (in 2006- $52,000), comprised of $16,000 (in 2006 - $2,000) in gain positions and $11,000 (in 2006 - $54,000) in loss positions. The amount of unrealized losses on AFS securities in a continuous loss position of more than 12 months were $4,000 (in 2006 - $31,000). In future filings, when material, the Company will include the disclosures required by EITF 03-1 and SFAS No. 115.

                                       3

Mr. Russell Mancuso
August 4, 2008

NOTE 8. SHARE CAPITAL, PAGE F-20

6.   WE NOTE THAT IN AUGUST 2007 YOU ENTERED INTO A PURCHASE AGREEMENT WITH
     INSTITUTIONAL INVESTORS WHERE YOU ISSUED 3,200,000 COMMON SHARES AT $6.00
     PER SHARE AND FIVE-YEAR WARRANTS AT AN EXERCISE PRICE OF $8.00 PER SHARE.
     PLEASE EXPLAIN AND IN REVISE FUTURE FILINGS TO DISCLOSE HOW YOU VALUED AND
     RECORDED THESE ISSUANCES. ADDRESS BOTH THE METHOD AND THE SIGNIFICANT
     ASSUMPTIONS APPLIED.

     RESPONSE

     The Company notes the Staff's comment and advises the Staff that, in August
     2007, the Company issued to institutional investors units comprising of four (4) ordinary shares of the Company and one warrant to purchase one ordinary share. The total units sold were 3.2 million for total proceeds of
     $19.2 million, or $6.00 per unit.

     The Company examined and analyzed the components included in the unit to determine the proper balance sheet classification. The Company determined that each of the components should be classified as permanent equity. As a result of such analysis and since all amounts were classified in equity, the Company placed little significance on the allocation of the proceeds to the different components. Alternatively, had the Company was required to allocate the proceeds between ordinary shares and the warrants, each ordinary share would have been allocated $5.66, and each warrant would have been allocated $0.34. The allocation was computed using the Black and
     Scholes option-pricing model (utilizing risk free interest rate of 4.45%, expected volatility of 37.9% and a share price of $6.51).

     In future filings, the Company will disclose how it valued and recorded the issuance of shares and warrants in August 2007.

7.   WE NOTE THAT THE IDENTIFICATION OF THE CERTIFYING INDIVIDUAL AT THE
     BEGINNING OF THE CERTIFICATION REQUIRED BY EXCHANGE ACT RULE 13A-14(A) ALSO
     INCLUDES THE TITLE OF THE CERTIFYING INDIVIDUAL. THE IDENTIFICATION OF THE
     CERTIFYING INDIVIDUAL AT THE BEGINNING OF THE CERTIFICATION SHOULD BE
     REVISED IN FUTURE FILINGS SO AS NOT TO INCLUDE THE INDIVIDUAL TITLE.

     RESPONSE

     The Company confirms that in future filings it will revise the certification required by Rule 13a-14(a) under the Exchange Act to delete the title of the certifying individual at the beginning of the certification.

                                       4

Mr. Russell Mancuso
August 4, 2008

                                     -------

     If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 972-9-960-5395 or Mr. Gerald L. Baxter, Esq. of
Greenberg Traurig LLP, the Company's U.S. legal counsel, at 678-553-2430.

     We thank you in advance for your assistance.

                                            Very truly yours,

                                            By /s/ Yuval Ruhama
                                            -----------------------
                                            Yuval Ruhama
                                            Chief Financial Officer

cc:  Gerald L. Baxter, Esq. (Greenberg Traurig LLP) Ido Zemach, Adv. (Goldfarb,
     Levy, Eran, Meiri, Tzafrir & Co.)

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